Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Retirement of Chief Executive Officer

Singapore, March 31, 2022: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “it” or “we”), a global provider of maritime transportation services predominantly in the drybulk sector, announced that its Chief Executive Officer (“CEO”), Martyn Wade, has informed the Company that he will be retiring from the Company effective April 30, 2022 after more than 14 years of service with Grindrod Shipping and its predecessors. Concurrently, the Board of Directors has appointed Stephen Griffiths, who will remain as the Chief Financial Officer of the Company, as Interim CEO to succeed Mr. Wade. Mr. Wade will also retire from his board position at the Company.

Martyn Wade, CEO of Grindrod Shipping, said, “It has been an honor and privilege to lead the Company through its development into a leading publicly-listed drybulk shipping company following the spin-off from our former parent Grindrod Limited in 2018. I would like to say a sincere thank you to all of the staff for their dedication, hard work and support in my time at the company, as without them we could not have achieved our great success. I am very proud of what we have accomplished over the last few years and to have developed Grindrod Shipping into the envious position it now enjoys. I am delighted to be handing over to my longtime colleague and friend Steve Griffiths, who has been at my side since 2010, and I know that he will continue to drive Grindrod Shipping and build further on the solid base we have established.”

Mike Hankinson, Chairman of the Board of Directors at Grindrod Shipping, said, “We would like to sincerely thank Martyn for his many years of dedication and hard work and we wish him the very best as he relocates from Singapore back to Europe after 12 years. Martyn led the company through its listing on the NASDAQ in June 2018 and successfully navigated the Company through the depths of the COVID pandemic in 2020. Now, he leaves Grindrod Shipping in a very strong financial position, after posting a record profit in 2021, and well positioned to benefit from the continuing strong dry cargo market. We look forward to working with Steve in his enlarged role to navigate the path ahead.”

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping predominantly owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a Core Fleet of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company also owns one medium range product tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:	Investor Relations / Media Contact:
Martyn Wade / Stephen Griffiths	Nicolas Bornozis / Paul Lampoutis
CEO / CFO	Capital Link, Inc.
Grindrod Shipping Holdings Ltd.	230 Park Avenue, Suite 1536
200 Cantonment Road, #03-01 Southpoint	New York, N.Y. 10169
Singapore, 089763	Tel.: (212) 661-7566
Email: ir@grindrodshipping.com	Fax: (212) 661-7526
Website: www.grinshipping.com	Email: grindrod@capitallink.com

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